

(Translation)

FILE NO. 82-34777

September 18, 2008

Dear Sirs,

Name of the company:	West Japan Railway Company
Representative:	Masao Yamazaki President and Representative Director
Code No.:	No. 9021 Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange
Further inquiries:	Michio Utsunomiya General Manager of Corporate Communications Department (Tel.: 06-6375-8889)

Notice of Purchase by the Company of its Own Shares on the Market

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on May 16, 2008, determined the matters concerning the acquisition by the Company of its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law. Notice is hereby given that the Company had carried out a purchase thereof on the market by and until September 17, 2008, as described below:

Description

1. Class of shares purchased: Shares of common stock of the Company
2. Number of shares purchased: 19,913 shares
3. Aggregate purchase prices: ¥9,999,935,000

4.	Purchase period:	August 20, 2008 through September 17, 2008 (on a trade basis)
5.	Method of purchase:	Purchase on the market established by the Tokyo Stock Exchange

(For reference)

1. Content of the resolution adopted at the meeting of its Board of Directors held on May 16, 2008:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 50,000 shares (Ratio thereof to the total number of issued shares (excluding shares of treasury stock): 2.5%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥20,000,000,000
(4)	Acquisition period:	June 2, 2008 through March 31, 2009

2. Total number of the shares of the Company purchased by and until September 17, 2008 as authorized by the aforementioned resolution of its Board of Directors:

(1)	Number of shares purchased:	19,913 shares (Ratio thereof to the upper limit on the total number of shares to be acquired: 39.83%)
(2)	Aggregate purchase prices:	¥9,999,935,000 (Ratio thereof to the upper limit on the aggregate acquisition prices of shares: 50.00%)

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